

July 25, 2011

<u>Via E-mail</u>
Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

      Re: Protective Life Corporation
               Form 10-K for the Year Ended December 31, 2010
               Filed on February 28, 2011
               Form 8-K
               Filed on May 5, 2011
               File No. 001-11339

Dear Mr. Bielen:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Notes to Consolidated Financial Statements</u>

<u>10. Mortgage Loans, page 157</u>

1. You do not appear to have disclosed all your accounting policies for mortgage loans either herein nor in Note 2. Summary of Significant Accounting Policies. Please provide us proposed to disclosure to be included in future periodic filings describing your accounting policies for initially and subsequently measuring mortgage loans including those which you allow a loan-to-value ratio of up to 85% in exchange for a participating

interest in the cash flows from the underlying real estate. Refer to ASC 310-10-35-22 and 36.

2. Tell us how your policy of establishing an allowance for a borrower based on an "expected loss calculation" complies with ASC 310-10-35-22.

Form 8-K filed May 5, 2011

3. We note that you have filed your Coinsurance Agreement with Liberty Life Insurance Company as Exhibit 10 to Form 8-K but have omitted various exhibits, annexes and schedules to the Coinsurance Agreement. Please amend your Form 8-K to file a complete copy of the Coinsurance Agreement including all exhibits, annexes, and schedules thereto.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 or Jeff Riedler, Assistant Director, at (202) 551-3715 regarding comment three. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant